The Clorox Company News Release



Clorox Reports 26% EPS Growth in Fourth Quarter; Earns $2.56 in Fiscal 2004 for 15% EPS Growth; and Confirms Fiscal 2005 Outlook

Oakland, Calif., Aug. 5, 2004 – The Clorox Company (NYSE: CLX) (PSE: CLX) today announced that higher net sales and volume across all segments drove strong earnings results for its fiscal fourth quarter and year, which ended June 30, 2004.

"We're delighted with our performance for the quarter and full year," said President and Chief Executive Officer Jerry Johnston. "The continued hard work and focus of Clorox people around the world is evident in our income statement and balance sheet. We're especially pleased about delivering on the expectations we set for this year more than 15 months ago, as we continue to strive for consistency in achieving our annual results."

Clorox reported fourth-quarter net earnings of $185 million, or 86 cents per diluted share, compared with net earnings in the year-ago period of $149 million, or 68 cents per diluted share, for an increase of 18 cents per diluted share, or 26 percent. Net earnings reflected an $11 million pretax restructuring and asset-impairment charge ($7 million after taxes) related to transferring production of some Glad® products to third-party manufacturing. Net earnings also reflected $7 million from additional tax benefits and lower losses related to the company's discontinued Brazil operations.

For the fiscal year, Clorox reported net earnings of $549 million, or $2.56 per diluted share, compared with year-ago net earnings of $493 million, or $2.23 per diluted share, an increase of 33 cents, or 15 percent.

Commenting on the company's fiscal 2004 pretax earnings from continuing operations, Johnston said, "A number of strategic decisions impacted our results. For example, we chose to invest heavily in new products in our North America businesses, and although start-up costs reduced pretax earnings in these segments, the investment is driving strong top-line growth. In addition, initiatives we put into place a couple of years ago to improve results in our Latin America businesses are continuing to pay off in significant year-over-year sales, volume and pretax earnings growth."

Fourth-Quarter Results

Fourth-quarter sales grew 8 percent to $1.24 billion, compared with $1.15 billion in the base period, the largest year-over-year increase in more than two years. Sales growth outpaced the 6 percent growth in volume primarily due to more efficient trade-promotion spending and the continued benefit of price increases. Volume growth was driven by new products, all-time-record shipments of charcoal and higher shipments of Clorox® disinfecting wipes, cat litter, food products and Brita® water-filtration products.

Gross margin in the fourth quarter grew 120 basis points versus the year-ago quarter to 46.5 percent, primarily due to strong cost savings, as well as more efficient trade-promotion spending and the continued benefit of price increases. These positive trends were partially offset by higher expenses for raw materials, transportation and warehousing.

The company's working capital position improved to an average of -2.6 percent of sales, compared to the year-ago period when working capital averaged -1.7 percent of sales. Clorox generated $368 million of cash from operations in the fourth quarter, compared to $317 million in the year-ago period, an increase of 16 percent.

Following is a summary of key fourth-quarter results by segment. All comparisons are with the fourth quarter of fiscal year 2003.

<u>Household Products – North America</u>

  6% volume growth

  9% sales growth

  15% pretax earnings growth

Strong sales growth in the segment was driven by shipments of new products including Clorox® ToiletWand™ disposable toilet-cleaning system, Clorox® Bleach Pen® gel and Glad® Press 'n Seal™ sealable plastic wrap. Also contributing to sales growth were increased shipments of Clorox® disinfecting wipes and Brita® water-filtration products, and the eighth consecutive quarter of year-over-year volume growth for Glad® trash bags. Sales growth outpaced volume growth due to more efficient trade-promotion spending versus the year-ago quarter and the continued benefit of price increases. Pretax earnings growth primarily reflected strong cost savings and the benefit of increased volume and sales, slightly offset by the aforementioned restructuring charge on the Glad business.

<u>Specialty Products</u>

  3% volume growth

  6% sales growth

  13% pretax earnings growth

The segment's strong sales growth was driven by increased shipments of charcoal, food products and cat litter. The Kingsford® charcoal business delivered its 13th consecutive quarter of year-over-year volume growth behind all-time record shipments of Kingsford® and Match Light® charcoal. The food products business turned in its 10th consecutive quarter of year-over-year volume growth, driven by all-time record shipments of Hidden Valley® bottled salad dressings and increased shipments of K C Masterpiece® barbecue products behind the continued success of new items. The cat litter business delivered its ninth consecutive quarter of year-over-year volume growth for Scoop Away® cat litters and seventh consecutive quarter of year-over-year volume growth for Fresh Step® scoopable cat litter. These positive trends were partially offset by decreased shipments of auto care products due to category softness. Sales growth outpaced volume growth due to price increases and lower coupon spending and more efficient trade-promotion spending versus the year-ago period. Pretax earnings growth primarily reflected cost savings, price increases and the benefit of higher volume, slightly offset by increased raw-material costs.

<u>Household Products – Latin America/Other</u>

  10% volume growth

  9% sales growth

  14% pretax earnings growth

Strong sales growth in the segment was driven by increased shipments of insecticides in Korea and positive category trends in Argentina. Favorable foreign exchange rates also contributed to the segment's sales growth. These positive trends were partially offset by unfavorable mix. Pretax earnings growth primarily reflected strong cost savings, slightly offset by the impact of higher raw-material and manufacturing costs.

Fiscal 2004 Results

Fiscal-year sales increased 4 percent to $4.32 billion. Volume growth of 4 percent was driven by new products and increased shipments of established products. During the year, the company introduced several new products including Glad® Press 'n Seal™ sealable plastic wrap, Clorox® Bleach Pen® gel and Clorox® ToiletWand™ disposable toilet-cleaning system, as well as three new flavors of Hidden Valley® salad dressings and two new K C Masterpiece® barbecue items.

For the fiscal year, overall gross margin declined 150 basis points to 44.8 percent, primarily due to higher expenses for raw materials, transportation and warehousing, the third-party production of some Match Light® charcoal and start-up costs for new products, partially offset by cost savings.

The company's working capital position improved to an average of -2.3 percent of net sales, compared to the year-ago period when working capital averaged -1.6 percent of sales. Clorox generated $899 million of cash from operations in fiscal 2004, compared to $803 million in fiscal 2003, an increase of 12 percent.

The company's return on invested capital (ROIC) in fiscal 2004 was 14.5 percent versus 14.7 percent in the prior year, a decrease of 20 basis points. The company defines ROIC as after-tax operating profit (excluding deferred taxes and restructuring charges included in cost of goods sold) divided by average total invested capital.

Fiscal 2005 Outlook

Clorox continues to expect that fiscal year 2005 results will be consistent with the company's previously communicated long-term expectations for sales and volume growth of 3 percent to 5 percent. The company still anticipates earnings per diluted share in the range of $2.58 to $2.66, with potential upside if the company resumes its board-authorized stock-repurchase programs. As previously communicated, Clorox's major shareholder, Henkel KgaA, has announced it might sell some or all of its stake in Clorox to fund its acquisition of The Dial Corporation. While Clorox remains authorized to purchase shares of its common stock under board-authorized repurchase programs, the company is temporarily holding off doing so pending further developments and further discussions with Henkel.

For the first quarter of fiscal 2005, Clorox continues to anticipate sales and volume growth of 3 percent to 5 percent, and earnings per diluted share in the range of 53 cents to 55 cents. First-quarter earnings-per-diluted-share expectations include a 9 cent estimate for restructuring charges related to the company's Glad® U.S. manufacturing operations, part of a strategy to streamline manufacturing processes and improve margins. First-quarter earnings are also expected to be impacted by significant spending behind the launch of Glad® ForceFlex™ trash bags, which have a unique diamond texture that stretches to prevent punctures and rips, and continued support behind Clorox® ToiletWand™ disposable toilet cleaning system.

For the second quarter, Clorox anticipates sales and volume growth of 3 percent to 5 percent. The company expects earnings per diluted share in the range of 48 cents to 52 cents. Second-quarter earnings-per-diluted share expectations include an estimate of 1 cent to 2 cents for the aforementioned restructuring charges related to the Glad business. Second-quarter earnings are also expected to be impacted by continued spending behind new products.

Note: Percentage and basis-point changes noted in this news release are calculated based on rounded numbers. For additional information about the company's results, including definitions of financial terms used in this earnings release and on today's conference call with the investment community (details below), visit the Financial Results area within the Investors section of the company's Web site at www.clorox.com.

Today's Webcast

Today at 10:30 a.m. Pacific time (1:30 p.m. Eastern time), Clorox will host a live audio webcast of a discussion with the investment community regarding the company's fourth-quarter results. The webcast can be accessed at www.clorox.com/investors/index.html. Following a live discussion, a replay of the webcast will be archived for one week on the company's Web site.

Clorox to Discuss Strategic Plan in September

Clorox will host a conference for the investment community in New York on Sept. 28, 2004. Jerry Johnston and members of the company's management team will present the company's long-term strategic plan and financial targets. The media and public will be able to listen to a live audio webcast of the presentation. Details will be posted at www.clorox.com/investors/index.html closer to the event date.

The Clorox Company

The Clorox Company is a leading manufacturer and marketer of consumer products with fiscal year 2004 revenues of $4.3 billion. Clorox markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With 8,600 employees worldwide, the company manufactures products in 25 countries and markets them in more than 100 countries. Clorox is committed to making a positive difference in the communities where its employees work and live. Founded in 1980, The Clorox Company Foundation has awarded cash grants totaling more than $58.3 million to nonprofit organizations, schools and colleges; and in fiscal 2004 alone made product donations valued at $5 million. For more information about Clorox, visit www.clorox.com.

Forward-Looking Statements

Except for historical information, matters discussed above, including statements about future volume, sales and earnings growth, profitability, costs, cost savings or expectations, are forward-looking statements based on management's estimates, assumptions and projections. Important factors that could cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operation" in the company's SEC Form 10-K for the year ended June 30, 2003, as updated from time to time in the company's SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events, competitors' actions, the company's costs, the effects on cash flow of tax payments and share repurchases, the success of information systems design and implementation, the ability to manage and realize the benefits of joint ventures and other cooperative relationships, risks inherent in litigation and international operations, the success of new products, the integration of acquisitions, and environmental, regulatory and intellectual property matters.

Contacts

Dan Staublin – Media Relations (510) 271-1622

Steve Austenfeld – Investor Relations (510) 271-2270

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Condensed Consolidated Statements of Earnings (Unaudited)

In millions, except share and per-share amounts

	Three Months Ended		Twelve Months Ended	
	6/30/04	6/30/03	6/30/04	6/30/03
Net sales	$1,243	$1,152	$4,324	$4,144
Cost of products sold	665	630	2,387	2,225
Gross profit	578	522	1,937	1,919
Selling and administrative expenses	137	135	552	532
Advertising costs	128	123	429	456
Research and development costs	23	23	84	76
Restructuring and asset impairment costs	11	-	11	33
Interest expense	9	6	30	28
Other income, net	(4)	(7)	(9)	(8)
Earnings from continuing operations before income taxes	274	242	840	802
Income taxes	96	85	294	288
Earnings from continuing operations	178	157	546	514
Earnings (losses) from discontinued operations, net of tax benefits (expense) of $5 and ($1) for the three-month, and $7 and $5 for the twelve-month periods ended June 30, 2004 and 2003, respectively	7	(8)	3	(21)
Net earnings	$185	$149	$549	$493
Net earnings (losses) per common share				
Basic				
Continuing operations	$0.84	$0.73	$2.58	$2.36
Discontinued operations	0.03	(0.04)	0.01	(0.10)

Basic net earnings per common share	$0.87	$0.69	$2.59	$2.26
Diluted				
Continuing operations	$0.83	$0.72	$2.55	$2.33
Discontinued operations	0.03	(0.04)	0.01	(0.10)
Diluted net earnings per common share	$0.86	$0.68	$2.56	$2.23
Weighted average shares outstanding (in thousands)				
Basic	212,363	215,134	211,683	218,174
Diluted	214,770	217,657	214,371	220,692

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Segment Information (Unaudited)
In millions

Fourth Quarter

	Net Sales			Earnings (Losses) from Continuing Operations Before Income Taxes.		
	Three Months Ended		%	Three Months Ended		%
	6/30/2004	6/30/2003	Change [1]	6/30/2004	6/30/2003	Change [1]
Household Products - North America	$611	$561	9%	$150	$130	15%
Specialty Products	481	453	6%	194	171	13%
Household Products – Latin America/ Other	151	138	9%	32	28	14%
Corporate	-	-	-	(102)	(87)	-17%
Total Company	$1,243	$1,152	8%	$274	$242	13%

Fiscal Year

	Net Sales			Earnings (Losses) from Continuing Operations Before Income Taxes.		
	Twelve Months Ended		%	Twelve Months Ended		%
	6/30/2004	6/30/2003	Change [1]	6/30/2004	6/30/2003	Change [1]
Household Products - North America	$2,347	$2,282	3%	$600	$607	-1%
Specialty Products	1,424	1,369	4%	525	521	1%
Household Products – Latin America/ Other	553	493	12%	129	66	95%
Corporate	-	-	-	(414)	(392)	-6%
Total Company	$4,324	$4,144	4%	$840	$802	5%

(1) Percentages based on rounded numbers.

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Condensed Consolidated Balance Sheets (Unaudited)

In millions

	6/30/04	6/30/03
Assets		
Current assets		
Cash and cash equivalents	$232	$172
Receivables, net	460	463
Inventories	301	264
Other current assets	45	46
Assets held for sale	5	6
Total current assets	1,043	951
Property, plant and equipment, net	1,052	1,072
Goodwill, net	742	730
Trademarks and other intangible assets, net	633	651
Other assets, net	364	248
Total assets	$3,834	$3,652
Liabilities and Stockholders' Equity		
Current Liabilities		
Notes and loans payable	$289	$361
Current maturities of long-term debt	2	213
Accounts payable	310	312
Accrued liabilities	643	537
Income taxes payable	24	28
Total current liabilities	1,268	1,451

Long-term debt	475	495
Other liabilities	377	376
Deferred income taxes	174	115
Stockholders' equity		
Common stock	250	250
Additional paid-in capital	301	255
Retained earnings	2,846	2,565
Treasury shares, at cost	(1,570)	(1,507)
Accumulated other comprehensive net losses	(274)	(339)
Unearned compensation	(13)	(9)
Stockholders' equity	1,540	1,215
Total liabilities and stockholders' equity	$3,834	$3,652

The Clorox Company
Supplemental Volume Growth Information

Business Unit	% Change vs. Prior Year										Major drivers of change
	FY03					FY04					
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	
Laundry Care	3%	-4%	-3%	1%	0%	2%	14%	9%	7%	8%	Q4 and full year growth driven by *Clorox Bleach Pen* launch and increased *Clorox2* shipments behind merchandising support.

Home Care	20%	11%	-3%	-1%	6%	-2%	-1%	-4%	4%	0%	Q4 growth due to launch of *Clorox Toilet Wand* and strong shipments of *Clorox* disinfecting wipes. Full year flat as growth in *Clorox* disinfecting wipes and bathroom care products was offset by competitive activity in the floor care brands.
Water Filtration	11%	4%	14%	0%	8%	-13%	-2%	21%	21%	6%	Q4 and full year growth driven by merchandising support behind pour-through products and share gains for faucet-mount products.
Bags & Wraps	-1%	6%	5%	11%	5%	11%	9%	9%	7%	9%	Q4 and full year record volume driven by launch of *Glad Press 'n Seal* and record *Glad* trash bag shipments behind distribution gains and merchandising activities.
Total Household Products - North America	**7%**	**3%**	**-2%**	**2%**	**2%**	**1%**	**5%**	**3%**	**6%**	**4%**	
Household, excluding divestitures	9%	5%	0%	2%	4%	1%	5%	3%	6%	4%	
Seasonal Products	0%	-9%	5%	1%	1%	5%	6%	4%	5%	5%	Q4 and full year record charcoal shipments behind merchandising support and increased distribution.
Seasonal, excluding divestitures	8%	5%	10%	2%	6%	8%	8%	5%	5%	6%	
Cat Litter	-3%	3%	2%	1%	1%	6%	5%	4%	8%	6%	Q4 and full year record volume driven by distribution gains in mass, club and pet channels.
Cat Litter, excluding divestitures	-2%	7%	13%	10%	7%	17%	13%	4%	8%	10%	
Auto Care	0%	-1%	7%	-3%	1%	-11%	-5%	-2%	-11%	-7%	Q4 and full year volume declines due to reduced merchandising in appearance category and continued category weakness and exit of private label in performance business.
Dressings & Sauces	15%	12%	7%	16%	12%	15%	10%	14%	7%	11%	Q4 and full year record volume as both *Hidden Valley* and *K C Masterpiece* brands grew behind new products and increased distribution and merchandising support of base business.
Total Specialty Products	**2%**	**2%**	**5%**	**3%**	**3%**	**4%**	**4%**	**5%**	**3%**	**4%**	
Specialty, excluding divestitures	4%	6%	9%	5%	6%	7%	7%	5%	3%	5%	
Total Household Products - Latin America / Other	**-7%**	**-9%**	**-4%**	**3%**	**-4%**	**4%**	**5%**	**2%**	**10%**	**5%**	Q4 volume growth behind strong category trends in Argentina, solid insecticides results in Korea and new products in Australia and New Zealand. Full year growth observed across most geographies, lead by improved economic conditions in Argentina.
LatAm/Other, excluding divestitures	-6%	-8%	-4%	4%	-3%	5%	5%	3%	10%	6%	
Total Clorox	**3%**	**1%**	**0%**	**2%**	**2%**	**2%**	**4%**	**4%**	**6%**	**4%**	
Total, excluding divestitures	5%	3%	2%	4%	4%	3%	6%	4%	6%	5%	
Total North America, excl. divestitures	7%	5%	3%	3%	5%	3%	6%	4%	5%	4%	

The Clorox Company
Supplemental Balance Sheet and Cash Flow Information – Preliminary* (unaudited)
For the quarter ended June 30, 2004

Working Capital (WC) Update

	Q4 '04 ($ million)	Q4 '03 ($ million)	Change ($ million)	Days '04	Days '03	Change
Receivables, net	460	463	-3	33	36	-3 days
Inventories	301	264	+37	44	41	+3 days
Accounts payable	310	312	-2	44	47	-3 days
Accrued liabilities	643	537	+106			
Total WC[(1)]	-166	-98	-68			
Avg WC% Net sales[(2)]	-2.6%	-1.7%	-0.9 pts			

- Receivables in days declined due to improved collection of trade receivables.
- Inventory increased due to more normalized charcoal inventory levels versus the year ago period and pre-launch build of new *Glad* products to be shipped in Q1 '05.
- Accounts payable days decreased due primarily to a reduction in outstanding invoices associated with Project Delta implementation costs.
- Accrued liabilities increased as a result of higher tax-related accruals.

Depreciation and amortization was $53 million

Cash provided by operations

- Preliminary net cash provided by continuing operations was $366 million, 29 percent of sales and 16 percent above the year-ago quarter driven by higher earnings and lower working capital.

Capital expenditures were $53 million

- $45 million related to infrastructure improvements, cost savings and new products.
- $8 million for process and systems implementation ("Project Delta").

*Preliminary figures. Final full year numbers will be published in our Form 10-K.
[(1)]Current assets minus current liabilities excluding cash and short term debt.

[2] Based on a two points average working capital divided by annualized net sales *(current quarter Net sales x 4).*

The Clorox Company
Reconciliation schedule of operating profit to earnings from continuing operations before income taxes

In millions

	Three months ended,		Twelve months ended,	
	6/30/04	6/30/03	6/30/04	6/30/03
Net sales	$1,243	$1,152	$4,324	$4,144
Gross profit	578	522	1,937	1,919
Gross margin (1)	*46.5%*	*45.3%*	*44.8%*	*46.3%*
Total operating expenses (2)	288	281	1,065	1,064
Operating profit	290	241	872	855
Operating margin (1)	*23.4%*	*20.9%*	*20.2%*	*20.6%*
Restructuring and asset impairment costs	11	-	11	33
Interest expense	9	6	30	28
Other income, net	(4)	(7)	(9)	(8)
Earnings from continuing operations before income taxes	$274	$242	$840	$802

(1) Percentages based on unrounded numbers

(2) Operating expenses = selling and administrative expenses, advertising costs and research and development costs

In accordance with SEC's Regulation G, this schedule provides the definition of a non-GAAP measure and the reconciliation to the most closely related GAAP measure.

Operating margin is a measure of operating profit as a percentage of net sales, whereby operating profit (a non-GAAP measure) represents earnings from continuing operations before income taxes (a GAAP measure), excluding restructuring and asset impairment costs, interest expense and other income, net, as reported in the Condensed Consolidated Statements of earnings.

Management believes the presentation of operating profit and margin provides useful information to investors about current trends in the business. Operating profit is a component for the calculation of management incentive compensation and employee profit sharing plans.